1201 S. Second St.
Milwaukee, WI 53204 USA

April 13, 2026

Al Pavot
Jeanne Baker
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re: ROCKWELL AUTOMATION, INC.
Form 10-K filed November 12, 2025, File No. 001-12383

Dear Mr. Pavot and Ms. Baker:

Rockwell Automation, Inc. (the “Company”, “Rockwell”, “we” or “us”), responds below to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2025 (the “Form 10-K”) filed on November 12, 2025 (File No. 001-12383), contained in your comment letter dated March 18, 2026 (the “Comment Letter”). For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with the paragraph number assigned in the Comment Letter, and each Staff comment is followed by the corresponding response of the Company.

Form 10-K for the Fiscal Year Ended September 30, 2025

Management's Discussion and Analysis
Total segment operating earnings, page 24

1. We note your presentation of total segment operating earnings. When this measure is presented outside of the ASC 280 disclosures in the notes to the financial statements, it must comply with all non-GAAP guidance. In this regard, please address the following:
• This measure excludes corporate and other costs. As such, it appears to exclude normal, recurring, cash operating expenses and, as such, does not comply with Rule 100(b) of Regulation G and Item 10(e) of Regulation S-K. Refer also to Question 100.01 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.
• This measure excludes purchase accounting depreciation and amortization, which results in a measure that reflects part, but not all, of an accounting concept and therefore substitutes individually tailored recognition and measurement methods. Refer to Question 100.04 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Confirm you will no longer include this measure outside of your ASC 280 disclosures in future filings, including earnings releases filed under Form 8-K or revise your measure to remove these adjustments. Note that if you continue to include this measure as appropriately revised, the reconciliation should start with net income, the most directly comparable GAAP measure.

Response

See our response to address the Staff’s comments under #2 and #3.

2. We note your presentation of total segment operating margin. In addition to addressing the above comments related to total segment operating earnings, please revise to disclose the most directly comparable GAAP measure, operating income margin, with equal or greater prominence as required by Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Response
The Company respectfully acknowledges the Staff’s comment and confirms that it will update its presentation of total segment operating earnings and total segment operating margin to include corporate and other costs and be reported as enterprise operating profit and enterprise operating margin. These changes will be made prospectively, including recast of all comparable periods presented, beginning with the Form 10-Q and Form 8-K earnings release for the period ending March 31, 2026. As noted below in footnote (3) to our illustrative Summary of Results of Operations, we disclose income before income taxes and pre-tax margin as the closest GAAP measures to enterprise operating profit and enterprise operating margin as we do not present a GAAP measure of operating profit or operating margin.

The Company respectfully acknowledges the Staff’s comment in #1 related to purchase accounting depreciation and amortization. Reference is made to our response under #3 in support of exclusion of amortization of acquisition-related intangible assets and impairments from our presentation of enterprise operating profit and enterprise operating margin.

Set forth below is an illustrative example of how we intend to present our “Summary of Results of Operations” in future filings (Item 7 of Form 10-K and Item 2 of Form 10-Q):

	Year Ended September 30,
	2025	2024	2023
Sales
Intelligent Devices (a)	$3,756	$3,804	$4,098
Software & Control (b)	2,383	2,187	2,886
Lifecycle Services (c)	2,203	2,273	2,074
Total sales (d)	$8,342	$8,264	$9,058
Segment operating earnings (1)
Intelligent Devices (e)	$676	$700	$828
Software & Control (f)	708	530	953
Lifecycle Services (g)	319	365	148
*Corporate and other (2)	(125)	(114)	(110)
*Enterprise operating profit (3) (h)	1,578	1,481	1,819
*Amortization of acquisition-related intangible assets (4)	(141)	(144)	(106)
*Impairment	(224)	—	(158)
Non-operating pension and postretirement benefit (cost) credit	(1)	20	(83)
Net legacy asbestos and environmental charges (2)	(154)	(21)	(18)
Change in fair value of investments	(3)	—	279
Restructuring charges	5	(97)	—
Interest expense, net	(143)	(139)	(125)
Income before income taxes (i)	917	1,100	1,608
Income tax provision	(168)	(152)	(330)
Net income	749	948	1,278
Net loss attributable to noncontrolling interests	(120)	(5)	(109)
Net income attributable to Rockwell Automation	$869	$953	$1,387

Diluted EPS	$7.67	$8.28	$11.95

Adjusted EPS (5)	$10.53	$9.85	$12.25

Diluted weighted average outstanding shares	113.1	114.5	115.6

Pre-tax margin (i/d)	11.0%	13.3%	17.8%

Intelligent Devices segment operating margin (e/a)	18.0%	18.4%	20.2%
Software & Control segment operating margin (f/b)	29.7%	24.2%	33.0%
Lifecycle Services segment operating margin (g/c)	14.5%	16.1%	7.1%
*Enterprise operating margin(3) (h/d)	18.9%	17.9%	20.1%
(1) See Note 20 in the Consolidated Financial Statements for the definition of segment operating earnings.
(2) Legacy asbestos and environmental charges were previously included in Corporate and other. All periods have been recast to conform with current year presentation.

*(3) Enterprise operating profit and enterprise operating margin are non-GAAP financial measures. We exclude from income before income taxes and pre-tax margin amortization of acquisition-related intangible assets, impairment, non-operating pension and postretirement benefit (cost) credit, net legacy asbestos and environmental charges, change in fair value of investments, restructuring charges aligned with enterprise-wide strategic initiatives, and interest expense, net because we do not consider these items to be directly related to the operating performance of our enterprise. We believe enterprise operating profit and enterprise operating margin are useful to investors as measures of operating performance. We use these measures to monitor and evaluate the profitability of our operating enterprise. Our measures of enterprise operating profit and enterprise operating margin may be different from measures used by other companies.
*(4) Amortization of acquisition-related intangibles excludes amortization of internally developed and capitalized intangible assets. See the Supplemental Segment Information section for our presentation and reconciliation by segment.
(5) Adjusted EPS is a non-GAAP earnings measure. See Adjusted Income, Adjusted EPS, and Adjusted Effective Tax Rate Reconciliation for more information on this non-GAAP measure.

Please note * refers to the changes in our disclosure in response to the Staff’s comments.

Adjusted Income, Adjusted EPS, and Adjusted Effective Tax Rate Reconciliation, page 30

3. We note you exclude purchase accounting depreciation and amortization from your non- GAAP measures Adjusted Income, Adjusted EPS and Adjusted Tax Rate. As previously noted, this adjustment results in non-GAAP measures that only reflect part, but not all, of an accounting concept and thus results in tailored accounting measures. Refer to Question 100.04 of the Division’s Compliance & Disclosure Interpretations on Non- GAAP Financial Measures and confirm that you will no longer include this adjustment in the determination of these non-GAAP measures in future filings, including earnings releases filed under Form 8-K.

Response
The company respectfully acknowledges the Staff’s comment. Please note that the adjustment of purchase accounting depreciation and amortization relates to amortization of identifiable intangible assets recognized in conjunction with the purchase price allocation for acquisitions, including: software products, customer relationships, technology, and trademarks. We also have amortization related to intangible assets that are internally developed that is not included in the adjustment of purchase accounting depreciation and amortization. We report this as an operating expense as it is directly attributable to ongoing operations, consistent with our organic growth, and with how we internally evaluate the financial performance of the Company. The adjustment to earnings for amortization of acquired intangible assets comprises more than 90% of total amortization.

Management and the Company’s Board of Directors consistently employ these non-GAAP measures to evaluate ongoing business operations, determine incentive compensation, make informed decisions regarding capital allocation, and project future performance. This adjustment is also useful to investors as we routinely receive inquiries regarding the comparability of operating results between periods, particularly after an acquisition because the unique facts and circumstances of an acquisition can generate variation in our operating results. Additionally, this adjustment provides investors with the information required to analyze comparability of the Company’s operating results to those of our competitors that grow organically and access to the same metrics used by management and the board of directors, thereby enhancing transparency and utility. We have observed that this adjustment is common across peer companies and industries and therefore comparable presentation of adjusted earnings is useful as we and our investors evaluate operational performance.

In response to the Staff’s comments, we will expand the disclosure in our annual and quarterly filings as follows:
•rename purchase accounting depreciation and amortization as “Amortization of acquisition-related intangible assets”,
•disclose impairments as a separate line item, and
•include a footnote to the reconciliation tables for Adjusted Income, Adjusted EPS, and Adjusted Effective Tax Rate in Item 7 (Form 10-K) and Item 2 (Form 10-Q) to add a description for amortization of acquisition-related intangible assets as follows:

The Company adjusts its non-GAAP results to exclude Amortization of acquisition-related intangible assets as such amounts are significantly impacted by the timing and/or size of acquisitions. Management believes that the adjustment of Amortization of acquisition-related intangible assets supplements the GAAP information with a measure that can be used to assess the comparability of operating performance between periods and as compared to industry peers. Although the Company excludes Amortization of acquisition-related intangible assets from its non-GAAP expenses, management believes that it is important for investors to understand that such intangible assets were recorded as part of an acquisition and contribute to revenue generation.

Additionally, we will expand our disclosures in the annual and quarterly filings in the Supplemental Segment Information in Item 7 (Form 10-K) and Item 2 (Form 10-Q). Footnote (1) will include a quantification of amortization to provide investors with a reconciliation of total amortization in the period presented. Set forth below is an illustrative example of how we intend to present our “Supplemental Segment Information” in future filings:

	Year Ended September 30,
	2025	2024	2023
*Amortization of acquisition-related intangible assets (1)
Intelligent Devices	$37	$38	$5
Software & Control	66	68	69
Lifecycle Services	38	38	32
*Impairment
Intelligent Devices	$—	$—	$—
Software & Control	—	—	—
Lifecycle Services	224	—	158
Non-operating pension and postretirement benefit (credit) cost
Intelligent Devices	$(2)	$(7)	$21
Software & Control	(1)	(7)	21
Lifecycle Services	(2)	(10)	28
Restructuring charges
Intelligent Devices	$(2)	$44	$—
Software & Control	(2)	33	—
Lifecycle Services	(1)	20	—
(1) *Amortization of acquisition-related intangible assets does not include amortization for Intangibles internally developed, which is included in segment operating earnings. For the years ended September 30, 2025, 2024 and 2023, the amortization expense for internally developed intangible amortization was $11 million, $11 million and $10 million, respectively.
Please note * refers to the changes in our disclosure in response to the Staff’s comments.

We believe these additional disclosures would provide useful information to further enhance an investor's ability to evaluate the Company’s performance.

Item 8. Financial Statements and Supplementary Data
1. Basis of Presentation and Accounting Policies - Basis of Presentation, page 46

4. We note that certain prior-year amounts in the Consolidated Statement of Operations have been reclassified to engineering and development to conform to the current-year presentation. We further note that these amounts were previously classified as cost of sales. Please disclose how you currently define cost of sales. In addition, provide us with (i) your prior definition of cost of sales, (ii) a sufficiently detailed discussion of the nature of the costs no longer identified as cost of sales and (iii) your basis for concluding these costs should no longer be included in cost of sales.

Response

(i) Definition of cost of sales (Current and Prior)

Cost of sales has been consistently defined and reported across historical reporting periods. Cost of sales includes material, labor and overhead expenses directly attributable to (i) specific units of inventory produced, (ii) the delivery of specific services, or (iii) the fulfillment of current customer contracts related to producing goods sold or providing services that generate revenue. Prior to the change in presentation in the fourth quarter of fiscal 2025, cost of sales also included research and development (R&D) and engineering costs within cost of sales which is disclosed in Note 1.

(ii) Sufficiently detailed discussion of the nature of the costs no longer identified as cost of sales

Engineering and Development (E&D) includes R&D costs consistent with the definition under ASC 730 and other engineering costs including routine enhancements or improvements to existing products, production lines, manufacturing processes and other ongoing operations. These costs are not directly related to revenue generating customer contracts that would be required to be classified in cost of sales.

(iii) Basis for concluding these costs should no longer be included in cost of sales.

A management decision was made in the fourth quarter of 2025 to change the basis of presentation to enhance transparency of engineering and development costs for investors, simplify gross margin reporting for internal performance management and align more closely with the comparable presentation used by peer companies. ASC 730 and Regulation S-X, Rule 5-03(b) do not present explicit guidance on where an entity is required to classify engineering and development costs that are not directly related to revenue generating customer contracts in the income statement. As noted above, the historical classification of R&D in cost of sales has been disclosed in Note 1.

The Company considers the reclassification of costs in the fourth quarter of 2025 as a change in presentation from one acceptable method to another. Therefore, we have disclosed the change in Note 1 and reclassified the statement of operations retrospectively for comparability. The reclassification impacts only the income statement presentation of certain costs, with no impact on net income, earnings per share, cash flows, segment operating earnings, or financial position.

The Company respectfully acknowledges the Staff’s comment and will enhance qualitative disclosures about cost of sales and E&D in Note 1 of future filings, including the next Form 10-Q, an illustrative example of which follows:

During the quarter ended September 30, 2025, we reviewed our classification of expenses in the Statement of Operations. We have elected to separately report Engineering and development costs, formerly classified as Cost of sales. Engineering and development costs include research and development (R&D) and other engineering activities including routine enhancements or improvements to existing products, production lines, manufacturing processes and other ongoing operations that are not directly related to revenue generating customer contracts. Cost of sales now includes material, labor and overhead costs directly attributable to (i) specific units of inventory produced, (ii) the delivery of specific services, or (iii) the fulfillment of current customer contracts.

Certain prior year amounts in the Consolidated Statement of Operations have been reclassified to Engineering and development to conform to the current-year presentation, which we believe enhances transparency and provides a clearer view of overall business performance. This revised presentation also aligns more closely with the reporting practices of our industry peers, facilitating improved comparability for stakeholders. These reclassifications had no impact on net income, earnings per share, cash flows, segment operating earnings, or the financial position of the Company. For the years ended September 30, 2025, 2024, and 2023, the reclassifications resulted in decreases to Cost of sales in the amounts of $679 million, $658 million, and $706 million, respectively.

Item 2.02 Form 8-K filed February 5, 2026
Exhibit 99.
Supplemental Information, page 5

5. Please expand your disclosures surrounding your non-GAAP measures, return on invested capital and adjusted EBITDA, to present the most comparable GAAP measures with equal or greater prominence. Refer Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Response
The Company respectfully acknowledges the Staff’s comment. We understand that Return on Invested Capital (ROIC) and Adjusted EBITDA are non-GAAP financial measures and, as such, are subject to the requirements of Regulation G and Item 10(e)(1)(i)(A) of Regulation S-K. In particular, we recognize that the most directly comparable GAAP measures must be presented with equal or greater prominence than the corresponding non-GAAP measures, as clarified in Question 102.10 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations.

We confirm that, in future filings, we will update the Supplemental Information to present the most comparable GAAP measures with equal or greater prominence, an illustrative example of which follows:

Return on Invested Capital (ROIC) - On a GAAP basis, ROIC was 15.1% for the twelve months ended December 31, 2025, compared to 15.6% for the twelve months ended December 31, 2024. Adjusted ROIC was 16.3% for the twelve months ended December 31, 2025, compared to 14.5% for the twelve months ended December 31, 2024.

Net Income and Adjusted EBITDA – Net Income was $302 million for the three months ended December 31, 2025, compared to $178 million for the three months ended December 31, 2024. Adjusted EBITDA was $446 million for the three months ended December 31, 2025, compared to $329 million for the three months ended December 31, 2024.

6. Return on Invested Capital, page 17

Your Return on Invest Capital (ROIC) is computed using a non-GAAP "return" measure in your numerator because you adjust net operating profit after tax for purchase accounting depreciation and amortization and impairment. As previously noted, the exclusion of purchase accounting depreciation and amortization results in a non-GAAP measure that only reflects part, but not all, of an accounting concept and thus results in a tailored accounting measure. Confirm that you will no longer exclude purchase accounting depreciation and amortization in your calculation of ROIC. In addition, if you continue to exclude the impairment adjustment from your calculation of ROIC, please relabel your measure to highlight you have adjusted the commonly calculated ROIC and revise to present the most directly comparable measure as commonly calculated using GAAP amounts. Refer to Item 10(e)(1)(ii)(e) of Regulation S-K and Question 100.05 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response
The Company respectfully acknowledges the Staff’s comment. We will revise our future disclosure of Return on Invested Capital (ROIC) to present Purchase accounting depreciation and amortization, and impairment, now presented separately as “Amortization of acquisition-related intangible assets”, and “Impairment charges” as non-GAAP adjustments reconciling to our calculation of Adjusted ROIC. Additionally, we have labeled ROIC with non-GAAP adjustments as Adjusted ROIC and have added unadjusted ROIC as the most comparable GAAP measure. Please also see our response to the Staff’s comment #3 for further information.

An example of our intended future disclosure of ROIC and Adjusted ROIC based on an illustrative revision of the actual disclosure is presented below:

	ROIC		Adjusted ROIC
	Twelve Months Ended December 31
	2025	2024	2025	2024
(a) Return
Net income	$873	$912	$873	$912
Interest expense	149	161	149	161
Income tax provision	173	140	173	140
Amortization of acquisition-related intangible assets	—	—	138	143
Impairment	—	—	224	—
Return	$1,195	$1,213	$1,557	$1,356
(b) Average invested capital
Short-term debt	$889	$968	$889	$968
Long-term debt	2,587	2,626	2,587	2,626
Shareowners’ equity	3,615	3,614	3,615	3,614
Accumulated amortization of goodwill and intangibles	—	—	1,371	1,365
Cash and cash equivalents	(473)	(452)	(473)	(452)
Short-term and long-term investments	(2)	(1)	(2)	(1)
Average invested capital	$6,616	$6,755	$7,987	$8,120
(c) Effective tax rate
Income tax provision	$173	$140	$173	$140
Income before income taxes	1,046	1,052	1,046	1,052
Effective tax rate	16.5%	13.3%	16.5%	13.3%
(a) / (b) * (1-c) Return On Invested Capital	15.1%	15.6%	16.3%	14.5%

If you have any questions or would like to discuss these issues further, please contact me, Terry Riesterer +1.414.378.5276.

Sincerely,

/s/ TERRY L. RIESTERER
Terry L. Riesterer Vice President and Controller (Principal Accounting Officer)